Exhibit 2.2
FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this
“Amendment”), dated as of September 17, 2018, is made and entered into by and among Boyd Gaming Corporation, a Nevada corporation (“Parent”), Boyd TCV, LP, a Pennsylvania limited partnership and a wholly-owned subsidiary of Parent (“Purchaser”), Valley Forge Convention Center Partners, L.P., a Pennsylvania limited partnership (the “Partnership”), and VFCCP SR LLC, a Pennsylvania limited liability company, solely in its capacity as the Selling Partners Representative. Parent, Purchaser, the Partnership and Selling Partners Representative are each referred to individually as a “party” and collectively as the “parties”.

BACKGROUND

WHEREAS, the parties entered into that certain Agreement and Plan of Merger, dated as of December 20, 2017 (the “Merger Agreement”), pursuant to which Purchaser agreed to merge with and into the Partnership and, in connection therewith, the separate legal existence of Purchaser would cease, the Partnership would be the surviving partnership in the Merger (the “Surviving Partnership”) and the Surviving Partnership would continue its legal existence under the Laws of the Commonwealth of Pennsylvania as a wholly-owned Subsidiary of Parent;

WHEREAS, the parties desire to make certain modifications and amendments to the Merger Agreement, which modifications and amendments have been incorporated into this Amendment; and

WHEREAS, except as modified or amended as provided in this Amendment, the parties desire that all terms and conditions of the Merger Agreement remain in full force and effect.

NOW, THEREFORE, upon the terms and conditions set forth herein, the parties, intending to be legally bound, hereby agree as follows:

1.General. The background set forth above is hereby incorporated by this reference and made a part hereof. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Merger Agreement.

2.Amendments.

(a)Definitions.    The following definitions are hereby added to Section 11.01(a) (“Definitions”) of the Merger Agreement (in the appropriate alphabetical order):

“Bally Gaming” means Bally Gaming, Inc. d/b/a Bally Technologies.

“Bally License Agreement” means that certain Purchase and License Agreement, dated and effective December 13, 2011, entered into by and between the Partnership d/b/a Valley Forge Casino and Bally Gaming, as amended by that certain Amendment to Bally Gaming, Inc. Purchase and License Agreement, dated and effective April 1, 2013.

“Business Interruption Insurance Coverage” means the business income interruption insurance coverage under the Allianz Property Insurance Policy

#DXJ80985804 for the Property Owner issued by Fireman’s Fund Insurance Company.

“Final Resolution Date” means the date on which each of the items and amounts taken into account in determining the amount of the Net Pre-Closing Business Interruption Insurance Proceeds has been finally and conclusively determined.

“Net Pre-Closing Business Interruption Insurance Proceeds” means
(i) the Pre-Closing Business Interruption Proceeds less (ii) the Pre-Closing Business Interruption Fees and Expenses.

“Post-Closing Business Interruption Insurance Proceeds” means any and all amounts paid by the applicable insurer under the Business Interruption Insurance Coverage in respect of the Valley Forge Flood and its effects relating solely to, and allocated by the insurer to, the operation of the Business during the period from and after the Closing.

“Pre-Closing Business Interruption Insurance Proceeds” means any and all amounts paid by the applicable insurer under the Business Interruption Insurance Coverage in respect of the Valley Forge Flood and its effects relating solely to, and allocated by the insurer to, the operation of the Business during the period prior to the Closing.

“Pre-Closing Business Interruption Fees and Expenses” means, with respect and relating to the Valley Forge Flood and its effects, (i) the amount of any deductible applicable to any insurance claim proceeds paid to the Partnership or the Property Owner under the Business Interruption Insurance Coverage plus the aggregate amount of all out-of-pocket costs, fees and expenses (including, without limitation, reasonable attorneys’ fees) incurred by the Partnership, any Partnership Subsidiary (including the Property Owner), the Selling Partners and/or Boyd Gaming Corporation or any of their respective Affiliates in connection with all actions taken with respect to any claims under the Business Interruption Insurance Coverage, multiplied by (ii) a fraction (stated as a percentage), (A) the numerator of which is the amount of Pre-Closing Business Interruption Proceeds and (B) the denominator of which is the sum of the amount of Pre-Closing Business Interruption Proceeds plus the amount of Post-Closing Business Interruption Proceeds

“Property Owner GP” means VF Colonial GP, LLC, a Pennsylvania limited liability company and the general partner of the Property Owner.

“Valley Forge Flood” means the flood that occurred on or about August 13, 2018 and resulted in damage to the Valley Forge Casino and the facilities, premises and property of the Partnership and the Partnership Subsidiaries, including the Property Owner.”

(b)Section 7.18. The following is hereby added as new Section 7.18 (“Post- Closing Recovery of Insurance Proceeds”) of the Merger Agreement:

“Section 7.18 Post-Closing Recovery of Insurance Proceeds. Within ten (10)

Business Days following the Final Resolution Date, to the extent received by the Partnership or any Partnership Subsidiary (including the Property Owner) from and after the Closing, Parent agrees to cause the Partnership or the applicable Partnership Subsidiary (including the Property Owner) to remit to the Selling Partners Representative all Net Pre-Closing Business Interruption Insurance Proceeds without any right of set-off or reimbursement. Until paid to the Selling Partners Representative, Parent agrees to cause the Partnership or the applicable Partnership Subsidiary (including the Property Owner) to hold all such Net Pre-Closing Business Interruption Insurance Proceeds for the benefit and account of the Selling Partners Representative. To the extent received by the Selling Partners or the Selling Partners Representative from and after the Closing, the Selling Partners and the Selling Partners Representative, as applicable, agree to remit to the Partnership or the applicable Partnership Subsidiary (including the Property Owner) any and all Post-Closing Business Interruption Insurance Proceeds paid to any of them within ten (10) Business Days following their receipt thereof without any right of set-off or reimbursement. Until paid to the Partnership or the applicable Partnership Subsidiary (including the Property Owner), the Selling Partners and the Selling Partners Representative, as applicable, agree to hold all such Post-Closing Business Interruption Insurance Proceeds for the benefit and account of the Partnership or the applicable Partnership Subsidiary (including the Property Owner).”

(c)Section 7.19. The following is hereby added as new Section 7.19 (“Bally Agreement”) of the Merger Agreement:

“Section 7.19 Bally License Agreement. Parent, Purchaser and the Partnership acknowledge and agree that the consent of Bally Gaming to the transfer of the rights of the Partnership under the Bally License Agreement in connection with consummation of the Merger shall be deemed to have been set forth on Section 5.04 of the Partnership Disclosure Letter as if originally set forth thereon as of the Effective Date. Furthermore, Parent and Purchaser acknowledge and agree that they shall be solely responsible for the payment of, and covenant and agree that they will pay as and when due, any and all fees and/or expenses required to be paid under or pursuant to the Bally License Agreement arising out of or related to the consummation of the Merger.”

(d)Section 7.20.    The following is hereby added as new Section 7.20 (“Directors’, Officers’ and Manager’s Indemnification”) of the Merger Agreement:

“Section 7.20 Directors’, Officers’ and Manager’s Indemnification.

(a)From the Closing Date until the date that is the six (6)-year anniversary of the Closing Date, the Surviving Partnership shall indemnify and hold harmless each individual who is or was, prior to the Closing Date, a director or officer of the Partnership (the “Covered Persons”) against all claims, losses, liabilities and damages incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing Date (including this Agreement and the transactions contemplated hereby)), arising out of or pertaining to the fact that the

Covered Person is or was a director, officer or manager of the Partnership or in respect of any acts or omissions in their capacities as such directors, officers or managers occurring prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, to the same extent as such Covered Persons are indemnified (including advancement) as of immediately prior to the Closing Date by the Partnership pursuant to the Governing Documents of the Partnership.

(b)Prior to Closing, the Partnership shall obtain as of the Closing Date “tail” insurance with respect to the current policies of directors’/managers’, officers’ and executives’ liability insurance maintained by the Partnership immediately prior to the Closing Date with a claims period of six (6) years from the Closing Date (“Tail Policy”) with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement). Any and all costs and expenses incurred by the Partnership with respect to obtaining the Tail Policy shall be at the sole cost and expense of the Selling Partners.

(c)This Section 7.20 is intended to be for the benefit of, and shall be enforceable by, each of the applicable Covered Persons and their respective heirs, legal representatives and successors and shall not be deemed exclusive of any other rights to which such Covered Person is entitled, whether pursuant to Law or the Governing Documents of the Partnership, the Property Owner or the Property Owner GP, as applicable.

(d)In the event the Partnership, the Property Owner or the Property Owner GP (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, the Partnership and Parent shall cause appropriate provision to be made so that the successors and assigns of the Partnership, the Property Owner or the Property Owner GP, as applicable, shall assume the obligations set forth in this Section 7.20.”

3.Governing Law. This Amendment, and all disputes between the parties under or related to this Amendment or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of laws principles thereof that would require the application of the Laws of any other jurisdiction other than the State of Delaware.

4.Effect of Amendment; Counterparts. This Amendment shall be deemed incorporated into and made a part of the Merger Agreement. The provisions of this Amendment shall constitute an amendment to the Merger Agreement, and to the extent that any term or provision of this Amendment may be deemed expressly inconsistent with any term or provision in the Merger Agreement, this Amendment shall govern and control. Except as expressly modified by the terms of this Amendment, all of the terms, conditions and provisions of the Merger Agreement are hereby ratified and the Merger Agreement remains in full force and effect. This Amendment may be executed by facsimile, email .pdf or other means of electronic signature and in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed by their respective duly authorized officers as of the date first written above.

PARENT:                        PURCHASER:

BOYD GAMING CORPORATION,        BOYD TCV, LP,
a Nevada corporation                a Pennsylvania limited liability partnership

By: Boyd TCV GP, LLC, a Pennsylvania limited
By: /s/ Brian A. Larson                 liability company, its general partner
Name: Brian A. Larson
Title: EVP, Secretary and General Counsel        By: Boyd Gaming Corporation, a Nevada corporation,
its managing member

By: /s/ Brian A. Larson
Name: Brian A. Larson
Title: EVP, Secretary and General Counsel

PARTNERSHIP:

VALLEY FORGE CONVENTION CENTER PARTNERS, L.P.,
a Pennsylvania limited partnership

By: Valley Forge Convention Center Partners GP, LLC, a Pennsylvania limited liability company, its general partner

By: /s/ Ira M. Lubert
Name: Ira M. Lubert
Title: Chairman and CEO

SELLING PARTNERS REPRESENTATIVE:

VFCCP SR LLC,
a Pennsylvania limited liability company

By: /s/ Ira M. Lubert
Name: Ira M. Lubert
Title: Managing Member

Signature Page to First Amendment to Agreement and Plan of Merger